December 15, 2022

Via EDGAR Transmission

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeanne Baker
Terence O’Brien

10250 Constellation Blvd., Suite 1100
Los Angeles, California 90067
Tel: +1.424.653.5500 Fax: +1.424.653.5501
www.lw.com

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Re:    The Beauty Health Company
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed on March 1, 2022
    File No. 001-39565

To the addressees set forth above:
On behalf of our client, The Beauty Health Company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated December 5, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on March 1, 2022 (the “2021 10-K”).
The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the 2021 10-K. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the 2021 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2021
Financial Statements
Note 2. – Summary of Significant Accounting Policies
Revenue Recognition, page 91
1.Please expand your disclosures to explain how you determine the transaction price. Address the different forms of variable consideration included in your contracts with customers, how

December 15, 2022 Page 2
you estimated the variable consideration and whether the estimates were constrained. Refer to ASC 606-10-50-12(b), 50-12(d), 50-12(e), 50-17 and 50-20. In this regard, we note your disclosures on page 70 which indicates that the determination of the reduction of the transaction price for variable consideration requires that you make certain estimates and assumptions that affect the timing and amounts of revenue recognized.
Response: The Company primarily provides discounts to customers in the form of reductions to the invoice price. Therefore, the invoice and transaction price are recorded net of any discounts and no estimation is required. The Company’s transaction price is also reduced by the following:
1.The Company allows sales returns from its Delivery Systems (as defined below) within 30 days at the time of sale, which are subject to a 35% restocking fee. However, Delivery System returns are not material to the consolidated financial statements.
2.During fiscal 2022 the Company developed a trade-in program for customers that own an older Delivery System machine as part of the launch of the Syndeo, the Company’s next generation Delivery System. The trade-in represents noncash consideration and is included in the transaction price when the offer is accepted by the customer.

Furthermore, while it does not impact the transaction price, during fiscal 2021 the Company established a loyalty program related to its consumable products which allows the customer to earn points on purchases and redeem the points for a discount on future consumable purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. However, the loyalty program is not material to the consolidated financial statements.

The Company acknowledges the Staff’s comment in regards to the disclosure requirements per     ASC 606-10-50-12(b), 50-12(d), 50-12(e), 50-17 and 50-20, and will replace the current disclosure in its accounting policy footnote with the disclosure set forth below in the consolidated financial statements to be included in the Form 10-K for the year ended December 31, 2022. While the estimated variable consideration and its impact to the transaction price was not material for each of the three years presented in the 2021 10-K, and will not be material for the 2022 fiscal year, the Company plans to clarify in its future filings that the estimation of variable consideration is not a critical accounting estimate as the amounts are not significant. The Company has provided a preliminary draft of its critical accounting estimate disclosure that will be included in its Annual Report on Form 10-K for the period ending December 31, 2022. The portion underlined below represents the updated revenue disclosures based on the Staff’s comment:

Revenue Recognition

In accordance with ASC 606, management determines the amount of revenue to be recognized through application of the following steps:

• Identify the customer contract;
• Identify the performance obligations in the contract;
• Determine the transaction price;
• Allocate the transaction price to the performance obligations in the contract; and
• Recognize revenue as the performance obligations are satisfied.

Net sales consists of the sale of products to retail and wholesale customers through e-commerce and distributor sales. The Company generates revenue through manufacturing and selling HydraFacial Delivery Systems (“Delivery Systems”). In conjunction with the sale of Delivery Systems, the Company also sells its serum solutions and consumables (collectively “Consumables”). Original Consumables are sold solely and exclusively by the Company (and from authorized retailers) and are available for purchase separately from the purchase of Delivery

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Systems. For both Delivery Systems and Consumables, revenue is recognized upon transfer of control to the customer, which generally takes place at the point of shipment.

The Company distributes products to customers both through national and international retailers as well as direct-to-consumers through its e-commerce and store channels. The Company sells to direct customers, including non-corporate customers (such as spas and dermatologist offices), corporate customers, and international distributors. For non-corporate customers, a contract exists when the customer initiates an order by submitting a purchase request. Such requests are accepted by the Company upon issuance of a corresponding invoice. For corporate customers, a contract exists when the customer submits a purchase order and is accepted upon issuance of a subsequent invoice. For distributors, a customer submits an order request which is processed in the system by a sales representative. This is also considered accepted upon the subsequent issuance of an invoice by the Company. For all customers, each invoice is considered a separate contract for accounting purposes.

Revenue is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for the sale of its products which is determined based upon the sales price per the invoice or contract. Discounts applied to invoices are not associated with future purchases and solely relate to the product invoiced. As a result, the invoice and transaction price are recorded net of any discounts.

The Company’s sales terms for its Delivery Systems allow for the right of return within 30 days, subject to a restocking fee. Estimates for variable consideration, which relate to sales returns associated with Delivery Systems, are based on the expected amount the Company will be entitled to receive, subject to constraint, and is recorded as a reduction against net sales. Sales returns are estimated based on historical sales and returns data and have not significantly impacted net sales because sales returns are not material.

Depending on the type of Delivery System that was purchased, the Company offers its customers with a one-year or two-year standard type warranty that provides the customer with the assurance that its Delivery Systems will function as intended. Returns related to warranty have been immaterial.

The Company also has a loyalty program that allows members to receive points based on qualifying consumable purchases that may be redeemed as a discount on future consumable purchases. This customer option is a material right and, accordingly, represents a separate performance obligation to the customer. The related loyalty program deferred revenue included in other accrued expenses on the consolidated balance sheet was approximately $0.8 million and $[X.X] million as of December 31, 2021 and 2022, respectively.

In addition, during fiscal 2022 the Company provides certain customers with the option to trade-in their existing Delivery System and apply the fair value of the old Delivery System towards the transaction price of the Company’s new Syndeo Delivery System. The Company determined the trade-in is viewed as a marketing offer due to the fact that it does not constitute the Company’s customary business practice and was not offered at contract inception. Therefore, the trade-in is accounted for under ASC 606 and represents a type of noncash consideration, which the Company measures at its estimated fair value. The estimated fair value represents the estimated selling price, less the cost to refurbish the inventory and the expected margin to be earned on the refurbishment, along with the expected margin to be earned on the selling effort. The estimated selling price is determined based on the Company’s historical experience of reselling refurbished Delivery Systems. The total value of these refurbished Delivery Systems included in inventory as of December 31, 2022 was $[X.X] million.

Payment terms vary by customer but typically provide for the customer to pay within 30 to 120 days; however, the Company provides an option for qualified customers to pay for Delivery Systems over 12 monthly installments. Therefore, customer payment terms are for 12 months or less and do not include significant financing components. The Company performs credit

December 15, 2022 Page 4
evaluations of customers and evaluates the need for allowances for potential credit losses based on historical experience, as well as current and expected general economic conditions.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. In preparing the consolidated financial statements, we make estimates and judgments that affect the reported amounts of assets, liabilities, stockholders’ equity/deficit, revenue, expenses, and related disclosures. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Because of the uncertainty inherent in these matters, actual results may differ from these estimates and could differ based upon other assumptions or conditions. The critical accounting policies that reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements include those noted below.

Revenue Recognition

Management’s Policy: In accordance with ASC 606, Revenue, we determine the amount of revenue to be recognized through application of the following steps:
•Identify the customer contract;
•Identify the performance obligations in the contract;
•Determine the transaction price;
•Allocate the transaction price to the performance obligations in the contract; and
•Recognize revenue as the performance obligations are satisfied.

Subjective Estimates and Judgements: The determination of the reduction of the transaction price for noncash consideration received related to the Company’s trade-in program requires that we make certain estimates and assumptions that affect the timing and amounts of revenue recognized. We estimate the noncash consideration based on the Company’s historical experience of reselling refurbished Delivery Systems. As a result, the noncash consideration represents the estimated selling price, less the cost to refurbish the inventory and the expected margin to be earned on the refurbishment, along with the expected margin to be earned on the selling effort.

Impact if Actual Results Differ from Estimates and Judgements: If the actual selling price of the refurbished Delivery Systems are lower or higher than the estimated reselling price, the difference would result in an increase or decrease of net sales in the periods the refurbished Delivery Systems are sold.

Exhibits 31.1 and 31.2, page 1
2.Notwithstanding management's exclusion of its report on ICFR, you must include the internal control over financial reporting language in the introductory portion of paragraph 4 of the Section 302 certifications, as well as paragraph 4(b). Please refer to the Division of Corporation Finance’s C&DIs for Regulation S-K, Question 215.02. and amend your certifications accordingly. Address this comment as it relates to the certifications included in your fiscal year 2022 Forms 10-Q.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is amending the 2021 10-K and its quarterly reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022 to revise the Section 302 certifications submitted therewith (Exhibits 31.1 and 31.2) to include the internal control over financial

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reporting language in the introductory portion of paragraph 4, as well as paragraph 4(b). The Company is filing those amendments contemporaneously with this response letter.

* * * *
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at 213-891-8185 or at Brent.Epstein@lw.com.

Sincerely,

/s/ Brent Epstein
Brent Epstein
of LATHAM & WATKINS LLP

cc:    Andrew Stanleick, Chief Executive Officer, The Beauty Health Company
    Liyuan Woo, Chief Financial Officer, The Beauty Health Company
    Paul Bokota, General Counsel, The Beauty Health Company